Filed pursuant to Rule 433

Free Writing Prospectus dated June 9, 2020

Registration Statement No. 333-233668

Hillenbrand, Inc.

Pricing Term Sheet

5.7500% Senior Notes due 2025

This pricing term sheet is qualified in its entirety by reference to Hillenbrand, Inc.’s preliminary prospectus supplement dated June 8, 2020 (the “Preliminary Prospectus Supplement”).

The information in this pricing supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Increase in Size of Offering

The aggregate principal amount of the notes to be issued in this offering has been increased from $300,000,000 to $400,000,000. As a result all amounts and calculations in the Preliminary Prospectus Supplement relating to or derived from the aggregate principal amount of the notes are hereby updated accordingly. The Issuer intends to use the net proceeds of this offering for general corporate purposes, including debt repayment, such as the repayment of the entire $150 million aggregate principal amount outstanding of the 5.5000% notes due 2020 at maturity.

Issuer:	Hillenbrand, Inc.

Title of Securities:	5.7500% Senior Notes due 2025

Principal Amount:	$400,000,000

Coupon:	5.7500%

Yield to Maturity:	5.7500%

Spread to Benchmark Treasury:	+532 basis points

Benchmark Treasury:	UST 0.250% due May 31, 2025

Benchmark Treasury Yield:	0.436%

Price to Public:	100.000%

Trade Date:	June 9, 2020

Settlement:	June 16, 2020 (T+5)

We expect that delivery of the notes will be made against payment therefor on or about the fifth business day following the date of confirmation of orders with respect to the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5 business days, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes before their delivery should consult their own advisor.

Maturity:	June 15, 2025

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2020

Equity Clawback:	Up to 40.000% at 105.750% prior to June 15, 2022

Optional Redemption:

Prior to June 15, 2022: 100% of the aggregate principal amount and accrued and unpaid interest to, but not including, the date of redemption, plus an applicable make-whole premium at a discount rate of Treasury plus 50 basis points.

On or after June 15, 2022: The following redemption prices plus accrued and unpaid interest to, but not including, the date of redemption:

	Period	Redemption Price
	2022	102.875%
	2023	101.438%
	2024 and thereafter	100.000%

Denominations:	$2,000 minimum; $1,000 increments

Expected Ratings*:	Moody’s: Ba1 S&P: BB+ Fitch: BB+

CUSIP:	431571 AD0

ISIN:	US431571 AD01

Lead Book-Running Managers:	HSBC Securities (USA) Inc. Citizens Capital Markets, Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC

Co-Managers:	BMO Capital Markets Corp. Commerz Markets LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Fifth Third Securities, Inc.

Truist Financial Corporation

CJS Securities, Inc.

D.A. Davidson & Co.

Santander Investment Securities Inc.

Skandinaviska Enskilda Banken AB (publ)

_______________

*                                                 A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, review, suspension, qualification or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. collect at 866 811 8049, Citizens Capital Markets, Inc. collect at 617-960-1898, J.P. Morgan Securities LLC collect at 212-834-4533 and PNC Capital Markets LLC collect at 855-881-0697.

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